UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 7, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosures: Sasol limited interim financial results for the six months ended 31 December 2010

SOL – Sasol - Sasol Limited interim financial results for the six months ended 31 December 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

sasol limited interim financial results
for the six months ended 31 December 2010

focused strategy delivering solid results

Driven by innovation, Sasol is an international integrated energy and chemicals company that creates value through its proven alternative fuel technology and talented people to provide sustainable energy solutions to the world

- Headline earnings per share increased by 22% to R12,97
- Group cash fixed costs down in real terms
- Interim dividend increased by 11% to R3,10 per share
- Cash generated by operations increased by 65% to R15,1 billion
- First BEE listing and Ixia BEE transaction successfully
  concluded
- Strengthened focus on safety
- Local and international investments drive growth

Significant growth investments

South Africa	
	R billion
Wax expansion	8,4
Mine replacement	8,0
Secunda growth phase 1	7,8
Synfuels gasifiers and 17th reformer	3,4
Ethylene purification unit	1,9
Sasolburg electricity generation	1,6
International	
	R billion
Acquisition of Canadian gas reserves	7,5
Tetramerisation	1,5
Mozambique CPF expansion	1,4

Estimated total capital and business acquisition expenditure for 2011 – R23 billion*

Segment report

for the period ended

Turnover R million			Business unit analysis	Operating profit R million		
full year 30 Jun 10 Audited	half year 31 Dec 09 Reviewed	half year 31 Dec 10 Reviewed		half year 31 Dec 10 Reviewed	half year 31 Dec 09 Reviewed	full year 30 Jun 10 Audited
95 538	45 899	48 005	South African energy cluster	7 447	8 097	17 808
7 863	3 623	4 263	– Mining	140	170	815
5 371	2 582	2 697	– Gas	1 282	1 178	2 479
33 893	16 370	15 664	– Synfuels	5 389	6 072	13 175
48 411	23 324	25 381	– Oil	665	680	1 364
–	–	–	– Other	(29)	(3)	(25)
3 967	1 926	2 824	International energy cluster	872	343	468
2 282	1 098	1 846	– Synfuels International	539	112	131
1 685	828	978	– Petroleum International	333	231	337
71 577	33 734	39 637	Chemical cluster	3 453	1 463	5 496
14 321	6 408	8 234	– Polymers	574	(137)	958
15 765	7 498	8 120	– Solvents	440	204	1 154
25 283	11 507	14 636	– Olefins & Surfactants	1 600	904	2 492
16 208	8 321	8 647	– Other chemical businesses	839	492	892
5 420	2 851	3 801	– Other businesses	246	565	165
176 502	84 410	94 267		12 018	10 468	23 937
(54 246)	(26 338)	(27 035)	Intercompany turnover			
122 256	58 072	67 232				

Overview

Chief executive, Pat Davies says:

"Sasol continued to deliver on its strategy by further improving the operational and cost performance of our existing assets, while progressing growth opportunities that are based on our proprietary technology. The recent significant shale gas acquisition made in Canada accelerates our upstream gas and GTL growth focus. Furthermore, our deleveraged balance sheet allows us to consider a range of other growth opportunities."

Earnings attributable to shareholders for the six months ended 31 December 2010 increased by 21% to R7,6 billion from R6,3 billion in the prior year† while headline earnings per share and earnings per share increased by 22% to R12,97 and by 20% to R12,68, respectively, over the same period.

Operating profit of R12,0 billion increased by 15% compared with the prior year. Operating profit was positively impacted by higher average crude oil prices (average dated Brent was US$81,68/barrel in 2010 compared with US$71,42/barrel in 2009) and chemical product prices. However, a 7% stronger average rand/US dollar exchange rate (R7,11/US$ in 2010 compared with R7,64/US$ in 2009) partially offset the benefits of the higher average crude oil prices. Overall, group production volumes declined by 4% from the prior year primarily due to the Sasol Synfuels' major planned outage, however, the majority of our other businesses reflected improved volumes. Cash fixed costs were down in real terms through our continued focus on cost containment.

The operating profit in the current period was negatively impacted by once-off charges compared with the prior year. These once-off charges include competition related administrative penalties of R112 million, the Escravos gas-to-liquids (EGTL) partial impairment of R123 million and the Ixia Coal BEE transaction share-based payment expense of R565 million. The current period also includes a Sasol Inzalo BEE share-based payment expense of R432 million compared with R400 million in the prior year.

The decrease in the effective tax rate from 36,0% to 33,7% resulted due to decreases in foreign tax rates, partly offset by competition related administrative penalties and share-based payment expenses compared with the prior year, both of which are not deductible for tax purposes.

Cash flow generated by operating activities was R15,1 billion compared with R9,2 billion in the prior year. This was mainly due to increased operating profits and reduced working capital, both as a result of price and volume effects. Progress was made on the group's pipeline of growth projects, resulting in capital expenditure of R9,2 billion for the period.

†All comparisons refer to the prior year comparable period unless otherwise stated.

Chief financial officer, Christine Ramon says:
"Amidst a recovering global economy, our continued focus on operational efficiency, cost containment and business improvement plans has enabled us to sustain robust businesses with healthy margins. Our strong financial position is underpinned by strong cash generation, which allows for the advancement of selected growth opportunities, while maintaining a buffer for volatility given that the rand strength remains the biggest risk to our earnings. In line with our progressive dividend policy, we have enhanced shareholder returns by increasing the interim dividend."

Robust performance from existing operations
South African energy cluster
Sasol Mining – higher US dollar coal prices
Operating profit of R705 million, excluding the once-off Ixia Coal transaction share-based payment expense of R565 million, was 315% higher than the prior year.

Although production and sales volumes decreased due to the planned Sasol Synfuels' outage and adverse geological conditions, higher US dollar export coal prices as well as sales prices to Sasol Synfuels contributed to an improved operating profit. This improvement, however, was partially offset by a stronger rand/US dollar exchange rate and stock effects.

Sasol Gas – improved sales volumes
Operating profit increased by 9% to R1 282 million compared with the prior year mainly as a result of improved sales volumes, despite lower gas prices due to the stronger rand/US dollar exchange rate. The increased sales volumes were supported by the start-up of a new compressor in Mozambique.

Sasol Synfuels – major planned outage impacts production volumes
Sasol Synfuels' operating profit decreased by 11% to R5 389 million compared with the prior year. Production volumes were 7,5% lower than the prior year due to the largest maintenance outage in Sasol Synfuels' history as well as subsequent instabilities experienced. Operating profits were further negatively impacted by higher feedstock and energy costs; however, these were partially offset by higher average oil prices resulting in favourable product prices. Open cycle gas turbines were successfully commissioned during July 2010, making available an additional 200 megawatts of electricity generation capacity for the Sasol Synfuels operations, thereby significantly reducing the impact of abnormal electricity price increases on the Sasol Synfuels' unit cost.

Sasol Oil – increased sales volumes supported by higher wholesale margins
Operating profit decreased by 2% to R665 million compared with the prior year. Higher sales volumes resulted from increased direct sales at service stations and from commercial customers, in part due to the 2010 Soccer World Cup. Wholesale margins were also higher. This effect was, however, negated by the stronger rand/US dollar exchange rate as well as by lower refining margins. During the period, five new retail convenience centres were opened.

International energy cluster
Sasol Synfuels International (SSI) – increased production at Oryx GTL
SSI's operating profit increased by 381% to R539 million compared with the prior year. This was mainly due to increased production at the Oryx gas-to-liquids (GTL) plant in Qatar and higher crude oil prices which were partly negated by a stronger rand/US dollar exchange rate. The Oryx GTL plant is producing well, achieving record daily production levels, at times above 100% of design capacity, during the first half of the 2011 financial year. The 10% debottlenecking project is being implemented as planned.

In addition, due to various factors impacting on our participation in the EGTL project, we have decided to partially impair our EGTL investment by R123 million during the period.

Sasol Petroleum International (SPI) – higher oil and gas prices, improved Mozambican volumes
Operating profit increased by 44% to R333 million compared with the prior year, mainly due to higher oil and gas prices and positive foreign exchange translation effects from foreign operations. Sales volumes from our Temane operations increased; however, the favourable impact was partially offset by lower sales volumes from our Etame venture. Exploration expenditure was higher during the

period. Work on the expansion of the onshore gas production facilities in Pande and Temane, Mozambique, to increase the current annual production capacity from 120 million gigajoules to 183 million gigajoules, is progressing according to schedule.

Chemical cluster
Sasol Polymers – international polymer prices recovering
Sasol Polymers reflected an operating profit of R574 million compared with an operating loss of R137 million for the prior year. Operating profit was positively impacted by a 9% increase in production volumes from our local operations and a 26% increase from our offshore operations. The recovery in international polymer prices also contributed positively to the increase in operating profit, which was partially offset by the stronger rand/US dollar exchange rate. Arya Sasol Polymer Company contributed positively with an average capacity utilisation of 71% for the period. Our offshore operations contributed R761 million to the operating profit. Included in operating profit is a once-off administrative penalty of R112 million payable to the South African Competition Commission.

Sasol Solvents – improved margins
Operating profit increased by 116% to R440 million compared with the prior year. This is mainly due to improved margins, resulting from higher prevailing product prices coupled with cost savings. The increased operating profit was, however, partially offset by a stronger rand against the US dollar. Production volumes reflected a decline compared with the prior year as a result of scheduled outages at production facilities.

Sasol Olefins & Surfactants (Sasol O&S) – robust demand and improved margins
Operating profit increased by 77% to R1 600 million compared with the prior year, mainly as a result of robust demand in most of the Sasol O&S markets as well as improved margins. The increase in operating profit from our foreign operations was partially offset by foreign currency translation effects.

Other chemical businesses – improved sales volumes in European and South African wax and explosives markets
Operating profit increased by 71% to R839 million compared with the prior year. Sales volumes in the European and South African wax and explosives markets improved on the back of increased demand. Lower fertiliser sales volumes were experienced due to the impacts associated with the required exit from the retail fertiliser business as well as inclement weather. The improvement in operating profits was diluted by the stronger rand/US dollar exchange rate. Cost control and restructuring have remained a key focus area for our other chemical businesses, in particular for Sasol Nitro.

Competition law compliance
We continue to focus on enhancing Sasol's competition law compliance processes and systems throughout the group.

There are matters that remain subject to investigation. The South African Competition Commission (the Commission) has initiated investigations in respect of some of the industries in which Sasol participates, including the South African piped gas, petroleum, fertiliser, wax and polymer industries.

Subsequent to the Commission having referred complaints of excessive pricing of polypropylene and propylene in the domestic South African market and of price fixing in respect of polypropylene to the Competition Tribunal (the Tribunal), Sasol Polymers, a division of Sasol Chemical Industries Limited (SCI), on 14 December 2010, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. At the time of concluding the Supply Agreement in 1993, neither party understood this pricing formula to give rise to competition law concerns. However, the Commission, in terms of the current Competition Act, found that the pricing formula, which required the exchange of pricing information amounts to indirect price fixing. This contravention is technical in nature and given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers has therefore agreed to pay a penalty of R112 million, which represents 3% of Sasol Polymers' turnover derived from its sale of polypropylene products for the 2009 financial year. The settlement agreement is in full and final settlement of the Commission's allegations that the pricing formula gave rise to indirect price fixing. Sasol Polymers and Safripol have also reached agreement on key terms that are to govern the future monomer supply relationship between the parties, which we consider to be fully compliant from a competition law perspective. The settlement agreement was confirmed by the Tribunal on 24 February 2011.

Sasol Polymers does not agree with the Commission's contention that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive and consequently, the Commission's allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties.

On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Limited (Spring Lights) constituted contraventions of the Competition Act (the Act), Sasol Gas applied for leniency in terms of the Commission's corporate leniency policy and obtained conditional leniency. On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. The settlement agreement was referred to the Tribunal on 1 September 2010 for confirmation but the matter was postponed sine die to enable the Commission to make a ruling on an exemption application of Spring Lights.

We continue to interact and cooperate with the Commission in respect of the leniency applications as well as in the areas that are subject to Competition Commission investigations. As and when appropriate, we will make further announcements in respect of material matters.

Sustaining Sasol into the future
Developments in the sustainable development area include the following:
- In July 2010, we concluded an agreement with Gassnova SF, a Norwegian state-owned enterprise responsible for managing carbon capture and storage (CCS). This agreement allows us to participate in the European CO_2 Technology Centre Mongstad, currently under construction in Norway.
- In September 2010, we concluded the Ixia Coal transaction in line with Sasol Mining's empowerment strategy and its

commitment to comply with the objectives of the Mineral and Petroleum Resources Development Act as well as the Mining Charter. This transaction results in Ixia Coal Funding (Pty) Limited, a subsidiary of Ixia Coal (Pty) Limited, acquiring a 20% shareholding in Sasol Mining for a purchase consideration of R1,8 billion.
- The recordable case rate for employees and service providers, including injuries and illnesses, improved by 8% from 0,51 at 30 June 2010 to 0,47 at 31 December 2010. However, we have had too many tragic incidents and a new and substantial safety improvement plan is currently being implemented.
- In February 2011, we listed the Sasol BEE Ordinary shares on the JSE Limited's main board. This trading facility provides many Sasol Inzalo shareholders access to a regulated market in line with our commitment to broad-based shareholder development.

Acquisitions and projects progressing
Acquisitions in support of our GTL proposition are advancing, supported by our strong cash flow generation and balance sheet which provide a solid platform for growth:
- In December 2010, Sasol signed an agreement with Talisman Energy Inc. (Talisman), a Canadian-based company, to acquire a 50% stake in their Farrell Creek shale gas assets located in the Montney Basin, of British Columbia, for an amount of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek assets which cover over 51 000 acres of land and which also include associated gas gathering systems and processing facilities.
- In December 2009, the Project Application Report for the China coal-to-liquids (CTL) plant was submitted to the Chinese Government for approval. Pending the outcome of this decision, all further project activities have been delayed.
- The feasibility study for the Uzbekistan GTL plant is continuing and is expected to be completed by the end of the third quarter of the 2011 financial year.
- The pre-feasibility study in respect of our Indian CTL project is in its final stages.
- Sasol Solvents will begin construction of the world's first commercial ethylene tetramerisation unit at the Sasol O&S, Lake Charles production site in the United States. The planned capacity for this facility is 100 000 tons per annum of combined 1-octene and 1-hexene which are co-monomers used in the plastics industry. Construction is expected to begin in the 2011 calendar year, with beneficial operation expected by the middle of the 2013 calendar year.
- Construction on the wax production facility in Sasolburg, South Africa, is progressing according to plan.

Balance sheet remains strong
Gearing at 31 December 2010 of 2,5% (30 June 2010: 1,0%) remained low as a result of improved cash flow generation. This low level of gearing is expected to be maintained in the short-term, but is likely to return to within our targeted range

of 20% to 40% in the medium term as our large capital intensive growth programme and gas acquisition strategy gains momentum. At the annual general meeting of 26 November 2010, shareholders renewed their authority to the Sasol directors to buy back up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE ordinary shares) for a further 12 months. No shares were repurchased during the current period.

Profit outlook* – improved operational performance, uncertain macro economic conditions
Signs of recovery have been seen in some developed economies, albeit at a sluggish pace, and downside risks remain. Financial stability experienced a setback as market volatility increased and investor confidence decreased, especially in the European markets with the selling off of sovereign debt. However product prices and the demand for chemical products have shown significant improvement. Crude oil prices have been increasing steadily supported by geopolitics in the Middle East/North Africa and growing risks to supply, offsetting the negative impact of the rand/US dollar exchange rate. The further strengthening of the rand/US dollar exchange rate remains the single biggest external factor exerting pressure on our profitability.

We remain on track to deliver on our expectations for an improved operational performance and to contain cost increases to within inflationary levels for the full year. We anticipate that Sasol Synfuels' production volumes will be marginally lower than that of the previous year, taking into account the major planned maintenance outage which was undertaken in September 2010. We expect to maintain Oryx GTL and Arya Sasol Polymer Company's operating rates for the full year. However, in light of the continuing uncertain macro economic conditions and our assumptions in respect of improved crude oil and product prices, weaker refining margins as well as the stronger rand/US dollar exchange rate, our focus remains on factors within our control: volume growth, margin improvement and cost containment. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.

The board has decided to increase the interim dividend taking into account the ongoing strength of our financial position and current capital investment plans, as well as the increased earnings and the improved market and economic conditions. This approach is in line with our progressive dividend policy and our commitment to return value to shareholders.
* In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company's auditors.

Acquisitions and disposals of businesses
In September 2010, we concluded the Ixia Coal transaction. This transaction results in Ixia Coal Funding (Pty) Limited, a subsidiary of Ixia Coal (Pty) Limited, acquiring a 20% shareholding in Sasol Mining for a purchase consideration of R1,8 billion. The transaction resulted in a non-controlling interest for the Sasol group of an effective 10,2% being recognised.

Subsequent events
In January 2011, the Commission withdrew its investigation into the South African coal mining industry.

On 1 March 2011, the suspensive conditions pertaining to the agreement with Talisman in respect of the acquisition of a 50% stake in their Farrell Creek shale gas assets, were fulfilled and the transaction was completed.

Changes of directors and company secretary
On 26 November 2010, Mr A Jain retired as a non-executive director of Sasol Limited. On 1 January 2011, Messrs BP Connellan and TA Wixley retired as non-executive directors of Sasol Limited. The company secretary, Dr NL Joubert, has been appointed the country president, Sasol Canada, and Mr VD Kahla has been appointed as company secretary with effect from 14 March 2011.

Declaration of cash dividend number 63
An interim cash dividend of South African R3,10 per ordinary share (2009: R2,80 per share) has been declared for the six months ended 31 December 2010. The interim cash dividend is payable on all ordinary shares (including the Sasol BEE ordinary shares), excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:	
Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Friday, 1 April 2011
Trading ex dividend commences	Monday, 4 April 2011
Record date	Friday, 8 April 2011
Dividend payment date	Monday, 11 April 2011

Holders of American Depositary Receipts [1]

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 6 April 2011
Record date	Friday, 8 April 2011
Approximate date for currency conversion	Tuesday, 12 April 2011
Approximate dividend payment date	Thursday, 21 April 2011

[1] All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 11 April 2011, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 11 April 2011.

Share certificates may not be dematerialised or re-materialised between Monday, 4 April 2011 and Friday, 8 April 2011, both days inclusive.

On behalf of the board
Ms Hixonia Nyasulu   Chairman
Mr Pat Davies   Chief executive
Ms Christine Ramon   Chief financial officer
Sasol Limited

7 March 2011

The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position
at

	31 Dec 10 Reviewed Rm	31 Dec 09 Reviewed Rm	30 Jun 10 Audited Rm
Assets			
Property, plant and equipment	74 173	68 807	72 523
Assets under construction	23 038	18 832	21 018
Goodwill	701	790	738
Other intangible assets	1 101	1 026	1 193
Investments in associates	2 978	3 015	3 573
Post-retirement benefit assets	768	782	789
Deferred tax assets	1 003	959	1 099
Other long-term assets	2 042	2 148	1 828
Non-current assets	105 804	96 359	102 761
Assets held for sale	121	19	16
Inventories	16 337	15 898	16 472
Trade and other receivables	20 487	18 962	20 474
Short-term financial assets	40	456	50
Cash restricted for use	2 489	972	1 841
Cash	13 330	15 822	14 870
Current assets	52 804	52 129	53 723
Total assets	158 608	148 488	156 484
Equity and liabilities			
Shareholders' equity	95 876	86 317	94 730
Non-controlling interest	2 550	2 374	2 512
Total equity	98 426	88 691	97 242
Long-term debt	14 319	14 119	14 111
Long-term financial liabilities	59	66	75
Long-term provisions	7 588	5 977	7 013
Post-retirement benefit obligations	4 529	4 565	4 495
Long-term deferred income	360	277	273
Deferred tax liabilities	11 189	9 578	10 406
Non-current liabilities	38 044	34 582	36 373
Liabilities in disposal groups held for sale	4	5	4
Short-term debt	1 239	4 671	1 542
Short-term financial liabilities	289	303	357
Other current liabilities	20 393	20 020	20 847
Bank overdraft	213	216	119
Current liabilities	22 138	25 215	22 869
Total equity and liabilities	158 608	148 488	156 484

Statement of cash flows
for the period ended

	half year 31 Dec 10 Reviewed Rm	half year 31 Dec 09 Reviewed Rm	full year 30 Jun 10 Audited Rm
Cash receipts from customers	66 651	55 868	118 129
Cash paid to suppliers and employees	(51 558)	(46 679)	(90 791)
Cash generated by operating activities	15 093	9 189	27 338
Finance income received	719	616	1 372
Finance expenses paid	(778)	(811)	(1 781)
Tax paid	(2 238)	(2 783)	(6 040)
Dividends paid	(4 713)	(3 654)	(5 360)
Cash retained from operating activities	8 083	2 557	15 529
Additions to non-current assets	(9 217)	(6 573)	(16 108)
Disposal of businesses	–	13	–
Additional investments in associate	–	–	(1 248)
Other net cash flows from investing activities	76	(528)	652
Cash utilised in investing activities	(9 141)	(7 088)	(16 704)
Share capital issued	248	110	204
Contributions from non-controlling shareholders	27	5	9
Dividends paid to non-controlling shareholders	(313)	(222)	(318)
Increase/(decrease) in long-term debt	672	631	(2 567)
Decrease in short-term debt	(215)	(3)	(29)
Cash effect of financing activities	419	521	(2 701)
Translation effects on cash and cash equivalents of foreign operations	(347)	(4)	(124)
Decrease in cash and cash equivalents	(986)	(4 014)	(4 000)
Cash and cash equivalents at beginning of period	16 592	20 592	20 592
Cash and cash equivalents at end of period	15 606	16 578	16 592

Income statement
for the period ended

	half year 31 Dec 10 Reviewed Rm	half year 31 Dec 09 Reviewed Rm	full year 30 Jun 10 Audited Rm
Turnover	67 232	58 072	122 256
Cost of sales and services rendered	(42 901)	(37 529)	(79 183)
Gross profit	24 331	20 543	43 073
Other operating income	292	264	854
Marketing and distribution expenditure	(3 350)	(3 195)	(6 496)
Administrative expenditure	(5 612)	(4 311)	(9 451)
Other operating expenditure	(3 643)	(2 833)	(4 043)
Competition related fines	(112)	–	–
Effect of crude oil hedges	(25)	(73)	(87)
Share-based payment expenses	(1 196)	(524)	(943)
Effect of remeasurement items	(177)	(105)	46
Translation losses	(919)	(781)	(1 007)
Other expenditure	(1 214)	(1 350)	(2 052)
Operating profit	12 018	10 468	23 937
Finance income	565	626	1 332
Share of profits of associates (net of tax)	137	57	217
Finance expenses	(983)	(996)	(2 114)
Profit before tax	11 737	10 155	23 372
Taxation	(3 953)	(3 654)	(6 985)
Profit for the period	7 784	6 501	16 387
Attributable to			
Owners of Sasol Limited	7 601	6 297	15 941
Non-controlling interest in subsidiaries	183	204	446
	7 784	6 501	16 387
Earnings per share	Rand	Rand	Rand
Basic earnings per share	12,68	10,54	26,68
Diluted earnings per share1	12,69	10,57	26,54

1 Diluted earnings per share are calculated taking the Sasol Share Incentive
Scheme and Sasol Inzalo share transaction into account.

Statement of comprehensive income
for the period ended

	half year 31 Dec 10 Reviewed Rm	half year 31 Dec 09 Reviewed Rm	full year 30 Jun 10 Audited Rm
Profit for the period	7 784	6 501	16 387
Other comprehensive income			
Effect of translation of foreign operations	(2 813)	(755)	(802)
Effect of cash flow hedges	(41)	50	13
Investments available-for-sale	–	4	4
Tax on other comprehensive income	19	3	8
Other comprehensive income for the period, net of tax	(2 835)	(698)	(777)
Total comprehensive income for the period	4 949	5 803	15 610
Attributable to			
Owners of Sasol Limited	4 768	5 594	15 171
Non-controlling interests in subsidiaries	181	209	439
	4 949	5 803	15 610

Statement of changes in equity
for the period ended

	half year 31 Dec 10 Reviewed Rm	half year 31 Dec 09 Reviewed Rm	full year 30 Jun 10 Audited Rm
Opening balance	97 242	86 217	86 217
Shares issued during period	248	110	204
Share-based payment expenses	1 017	432	880
Disposal of businesses	(4)	–	–
Change in shareholding of subsidiaries	–	5	9
Total comprehensive income for the period	4 949	5 803	15 610
Dividends paid	(4 713)	(3 654)	(5 360)
Dividends paid to non-controlling shareholders in subsidiaries	(313)	(222)	(318)
Closing balance	98 426	88 691	97 242
Comprising			

Share capital	27 477	27 135	27 229
Share repurchase programme	(2 641)	(2 641)	(2 641)
Sasol Inzalo share transaction	(22 054)	(22 054)	(22 054)
Retained earnings	88 298	77 525	85 463
Share-based payment reserve	7 613	6 265	6 713
Foreign currency translation reserve	(2 676)	184	137
Investment fair value reserve	5	6	5
Cash flow hedge accounting reserve	(146)	(103)	(122)
Shareholders' equity	95 876	86 317	94 730
Non-controlling interest in subsidiaries	2 550	2 374	2 512
Total equity	98 426	88 691	97 242

Salient features
for the period ended

		half year 31 Dec 10	half year 31 Dec 09	full year 30 Jun 10
Selected ratios				
Return on equity	%	16,7*	14,8*	17,9
Return on total assets	%	16,6*	15,2*	16,9
Operating margin	%	17,9	18,0	19,6
Finance expense cover	times	16,3	13,7	14,3
Dividend cover	times	4,2	3,9	2,5
*Annualised				
Share statistics				
Total shares in issue	million	669,7	666,8	667,7
Treasury shares (share repurchase programme)	million	8,8	8,8	8,8
Weighted average number of shares	million	599,6	597,2	597,6
Diluted weighted average number of shares	million	614,4	614,8	615,5
Share price (closing)	Rand	346,28	298,00	274,60
Market capitalisation	Rm	231 904	198 706	183 350
Net asset value per share	Rand	160,38	145,09	159,00
Dividend per share	Rand	3,10	2,80	10,50
Other financial information				
Total debt (including bank overdraft)				
– interest bearing	Rm	15 142	18 373	15 047
– non-interest bearing	Rm	629	633	725
Finance expense capitalised	Rm	28	20	58
Capital commitments	Rm	43 662	34 202	46 497
– authorised and contracted	Rm	31 840	27 272	31 553
– authorised, not yet contracted	Rm	34 440	25 341	35 769
– less expenditure to date	Rm	(22 618)	(18 411)	(20 825)
Guarantees and contingent liabilities				

– total amount	Rm	20 284	27 856	22 003
– liability included in the statement of financial position	Rm	10 207	14 200	10 288
Significant items in operating profit				
– employee costs	Rm	8 676	8 151	17 546
– depreciation and amortisation of non-current assets	Rm	3 537	3 153	6 712
– share-based payment expenses	Rm	1 196	524	943
Sasol share incentive schemes	Rm	199	124	119
Sasol Inzalo share transaction	Rm	432	400	824
Ixia Coal transaction	Rm	565	–	–
Effective tax rate1	%	33,7	36,0	29,9
Number of permanent employees	number	32 874	33 318	33 339
Average number of employees2	number	33 845	34 118	33 394
Average crude oil price – dated Brent	US$/ barrel	81,68	71,42	74,37
Average rand/US$ exchange rate	1US$ = Rand	7,11	7,64	7,59
Closing rand/US$ exchange rate	1US$ = Rand	6,62	7,41	7,67
1 Decrease in effective tax rate as a result of the decrease in foreign tax rates in the current period.				
2 Average employees' numbers include executive directors, employees of subsidiary companies and our share of proportionately consolidated entities and operations. Part time employees and hired labour are included on a full time equivalent basis. People employed by contractors are not included.				
Reconciliation of headline earnings		Rm	Rm	Rm
Profit for the period attributable to owners of Sasol Limited		7 601	6 297	15 941
Effect of remeasurement items		177	105	(46)
Impairment of assets		161	47	110
Reversal of impairment		(31)	–	(365)

(Profit)/loss on disposal of business		(3)	5	5
Profit on disposal of associate		(6)	(7)	(7)
(Profit)/loss on disposal of assets		(10)	1	(3)
Scrapping of non-current assets		66	59	156
Write off of unsuccessful exploration wells		–	–	58
Tax effects and non-controlling interests		(3)	(29)	(19)
Headline earnings		7 775	6 373	15 876
Remeasurement items per above				
Mining		(1)	4	1
Gas		7	–	–
Synfuels		34	15	58
Oil		(7)	2	10
Synfuels International		133	–	4
Petroleum International		1	–	108
Polymers		10	16	14
Solvents		32	37	58
Olefins & Surfactants		(23)	19	(344)
Other chemical businesses		(14)	8	21
Nitro		(8)	13	26
Wax		(6)	(5)	(5)
Infrachem		–	–	(1)
Merisol		–	–	1
Other businesses		5	4	24
Remeasurement items		177	105	(46)
Headline earnings per share	Rand	12,97	10,67	26,57
Diluted headline earnings per share	Rand	12,98	10,69	26,44

The reader is referred to the definitions contained in the 2010 Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2010 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (in particular International Accounting Standard 34 Interim Financial Reporting), the AC500 Standards as issued by the Accounting Practices Board or its successor and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the interim financial results are consistent with those applied for the year ended 30 June 2010 and are in terms of IFRS, except as follows:

Sasol Limited has early adopted the following standards, which did not have a significant impact on the financial results:

- IFRS 2 (Amendment), Group Cash-settled Share-based Payment Transactions.
- IFRS 7, Financial Instruments: Disclosures – Transfer of financial assets.
- Various Improvements to IFRSs.

Sasol has adopted Various Improvements to IFRSs - IAS 27, Consolidated and Separate Financial Statements, effective 1 July 2010, which did not have a significant impact on the financial results.

These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2010
On 12 August 2010, the Commission announced that it had referred its complaints of excessive pricing of polypropylene and propylene in the domestic South African market against SCI and of price fixing in respect of polypropylene against SCI and Safripol to the Tribunal for adjudication. On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement with Safripol and agreed to pay a penalty of R112 million. A liability has been recognised in this respect at 31 December 2010. (Refer to competition law compliance matters above).

Independent review by the auditors
The condensed consolidated statement of financial position at 31 December 2010 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six months then ended were reviewed by KPMG Inc.
The individual auditor assigned to perform the review is
Mr CH Basson. Their unmodified review report is available for inspection at the registered office of the company.

Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not under take any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001, PO Box 61051, Marshalltown 2107, South Africa
Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA) (Pty) Limited

Directors (non-executive): Ms TH Nyasulu (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Dr MSV Gantsho*, Mr GA Lewin (Australian)*, Ms IN Mkhize*,
Mr MJN Njeke*, Prof JE Schrempp (German)^
(executive): Mr LPA Davies (Chief executive), Ms KC Ramon (Chief financial officer), Ms VN Fakude
*Independent ^Lead independent director
Company secretary: Dr NL Joubert

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

	JSE	NYSE
Sasol Ordinary shares:		
Share code:	SOL	SSL
ISIN code:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares:		
Share code:	SOLBE1	
ISIN code:	ZAE000151817	

American depositary receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA

e-mail: investor.relations@sasol.com
Comprehensive additional information is available on our website: www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2011   By: /s/ N L Joubert
                                                Name: Nereus Louis Joubert
                                                Title: Company Secretary